EXHIBIT 99.1

Anfield Energy Completes Drilling of Monitoring Wells at Shootaring Canyon Mill and Slick Rock Mine Complex

VANCOUVER, British Columbia, May 13, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce the successful completion of monitoring well drilling programs at its Shootaring Canyon Mill in Utah and its Slick Rock Mine Complex in Colorado. This announcement follows the news release of May 4 regarding Anfield’s updated PEA, with its favourable economics and expected mine and mill capex payback period of 1.3 years.

At the Shootaring Canyon Mill, the Company has drilled eight new monitoring wells. These wells were strategically spaced near proposed process ponds and the tailings management facility to deliver additional baseline groundwater data in advance of operations. The new wells will also serve as ongoing monitoring points facilitating the Shootaring Canyon Mill restart by supporting robust environmental oversight prior, during, and post operations.

At the Slick Rock Mine Complex — Anfield’s largest uranium mineral resource estimate1 in Colorado and the project expected to become the Company’s largest producing mine in the state — three monitoring wells were completed. These wells will facilitate aquifer sampling, and hydrologic characterization prior to the commencement of planned future production activities and will provide essential monitoring data once production begins.

“These monitoring well programs represent important milestones in the advancement of both the Shootaring Canyon Mill and the Slick Rock project toward production,” stated Corey Dias, CEO of Anfield. “Anfield has set a clear goal of returning two mines to production each year as we execute our hub-and-spoke strategy. The Shootaring Canyon Mill is well advanced in the renewal of its radioactive materials license with the State of Utah, Velvet-Wood is fully permitted and under construction, JD-8 is in permitting and near turnkey status, and we are now turning our focus to both Slick Rock and JD-7.

“The Company’s growth over the past 12 months has been unmatched in the industry, and there has never been a more exciting time in Anfield’s history. By proactively investing in comprehensive environmental data collection, Anfield is demonstrating its commitment to responsible mineral resource development. We take our responsibility as stewards of public lands very seriously and remain focused on balancing mineral extraction with strong environmental protection for the benefit of all stakeholders.”

The completion of these wells advances key licensing and operational readiness initiatives for Anfield’s hub-and-spoke uranium and vanadium strategy, centered on the Shootaring Canyon Mill as the central processing facility.

Mine Production Decision

The Company notes that its decision to advance development of its uranium and vanadium portfolio, including the Velvet-Wood uranium - vanadium project, the Slick Rock Mine Complex and the West Slope project, is not based on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

Douglas L. Beahm, P.E., P.G., is the Company’s qualified person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed, verified and approved the scientific and technical information contained in this news release. Mr. Beahm is not independent of the Company, as he is the Company’s Chief Operating Officer.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding the completion monitoring well drilling programs at its Shootaring Canyon Mill and its Slick Rock Mine Complex, including, without limitation, the anticipated benefits therefrom; the Company’s expectations that the Slick Rock Mine Complex will become the Company’s largest producing mine in Colorado; the Company’s plans on advancing conventional uranium and vanadium portfolio to production; the Company’s plans and operations, including, without limitation, the Company’s goal of returning two mines to production each year as it execute its hub-and-spoke strategy; and statements regarding the Company’s hub-and-spoke uranium and vanadium strategy, centered on the Shootaring Canyon Mill as the central processing facility. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that the Company may not be able to realize the benefits from the completed well drilling programs at Shootaring Canyon Mill and the Slick Rock Mine Complex as contemplated, or at all; risks that the Slick Rock Mine Complex may not become the Company’s largest producing mine in Colorado as contemplated, or at all; risk that the Company may not be able to execute its plans, operations and strategies, including, without, limitation, the plans to advance the Company’s conventional uranium and vanadium portfolio to production and the Company’s goal of returning two mines to production each year as it execute its hub-and-spoke strategy, as contemplated or at all; mining operations risks, including without limitation, the decisions to advance development of the Company’s uranium and vanadium portfolio are not based on feasibility studies of mineral reserves demonstrating economic and technical viability; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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1 Current estimates of 0.8 million pounds of eU3O8, at a grade of 0.16% eU3O8 (indicated mineral resource) and 2.25 million tons containing 9.1 million pounds at a grade of 0.20% U3O8 (inferred mineral resource) with a vanadium-to-uranium-ratio of 6 to 1 (see the Company’s news release dated May 4, 2026).